Filed by Apex Technology Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No.: 001-39048

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# Jeff Epstein Talks AvePoint's Merger

# with APXT on TD Ameritrade Network

# November 25, 2020

C O R P O R A T E   P A R T I C I P A N T S

Jeff Epstein, Co-Chief Executive Officer, Chief Financial Officer & Secretary Apex Technology Acquisition Corp.

P R E S E N T A T I O N

Moderator

It’s time to bring in Jeff Epstein, Co-Chief Executive Officer and Chief Financial Officer, Secretary, Apex Technology Acquisition Corp.

And you’re joining us to talk all about what’s going on here. You tell us about AvePoint and what this deal is all about.

Jeff Epstein

Well, it’s great to be here. Happy Thanksgiving.

AvePoint is the leading cloud software company for data governance and management in the Microsoft Cloud ecosystem. When we were looking for a company to merge with, we had five criteria. We wanted a company who is growing fast; profitable in a large market with great technology and experienced technical leadership and we found all five, check, check, check, check, check. So, we’re very excited about merging with AvePoint.

Moderator

What is the timing of this, do you think? This is going onto the Nasdaq, right and the ticker symbol will change.

Jeff Epstein

Right. Our ticker symbol is APXT, we’re a public SPAC and we announced the deal Monday.

Moderator

Right.

Jeff Epstein

We now have to file the merger proxy with the SEC and the deal is expected to close in the first quarter.

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Moderator

Right. AVPT, I think, is going to be the new ticker symbol, though I could be wrong. Tell me about (multiple speakers), what it is that…

Jeff Epstein

That will be the new ticker symbol after it closes.

Moderator

Okay. Good.

Jeff Epstein

So, if people are interested in it now, (inaudible) it’s APXT. Our company is trading, (multiple speakers) expecting a merger to happen.

Moderator

Tell me more about some of the criteria and why now this is the right point for this?

Jeff Epstein

Cloud software is growing very fast within the enterprise software world and there are 212 cloud software companies today that are public and if you use those criteria of scale, $150 million up in revenue in that range. Growth, 25% or faster growth and profitable, 10% or higher profit margin. Only five of those 212 companies meet that criteria and AvePoint will be the sixth. We’re growing our ARR and our recurring revenue by 30%. We have a 14% profit margin and we have a very large market in the Microsoft ecosystem.

Moderator

I’d be remiss if I didn’t say you were the former Oracle CFO, right?

Jeff Epstein

That’s right.

Moderator

I think that you bring a lifetime of experience here into this. This kind of cloud and data, this is the wave of the future, is it not?

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Jeff Epstein

Absolutely. The amount of data is growing very quickly and the risk of mismanaging the date for privacy or cyber security point of view is very large and getting larger. So, what you need is a software like AvePoint software to manage it and govern it, you have to figure out who has access to the data. When people leave, you have to delete the access, you have to figure out when to delete your (inaudible) data itself. You have to back it up in case some of you have a cyber security attack and it’s locked up.

All of these data management governance problems that anyone has in the Microsoft ecosystem, AvePoint can solve. This is a big problem, it’s getting bigger and AvePoint is the solution to that problem.

Moderator

When we look at what’s going on. I mean, today we’re talking about Salesforce and Slack. Do you expect some more consolidation in the industry?

Jeff Epstein

I’ve spent a lot of time in venture capital as well and what happens is the venture capital world finances many start-ups, some of them grow to be large companies and then they often become acquired by the larger companies. It’s a constant iteration of new companies being formed, companies merging and being acquired by the large ones.

When I was the CFO at Oracle, we acquired a company, one company every month or so. So you have the large companies often making acquisitions and yet you still have so much opportunity that the venture capital world in technology is thriving.

Moderator

Right. You’ll be on the Board of the new company, is that right?

Jeff Epstein

That’s right, I’m joining the Board. I’ve served on the Board of Booking Holdings for 16 years and I joined that Board when it had a $1 billion market value. I retired last year when it had an $80 billion market value. That was very exciting experience for me. Then I joined the Board of Twilio and I joined Twilio when it had a $4 billion market value and it’s now over $45 billion. I’m hoping for the same kind of growth in AvePoint, that’s going to be a terrific experience over the next number of years.

Moderator

Wow. The golden touch, it certainly sounds like, Jeff. That being said, was AvePoint’s sort of relationship with Microsoft very key, the growth that they’ve been seeing, was that key to the decision?

Jeff Epstein

Absolutely. Microsoft is a tidal wave sweeping through American enterprises. Under Satya Nadella’s leadership, over the last several years, Microsoft has gained dramatic share. Teams has grown 50% in the last six months to 115 million users. Microsoft 365 has 250 million users, and we sell software to help Microsoft software work better in terms of governance, management and compliance. We only have 7 million users out of the 250 million Microsoft potential users. That’s about a 3% market share. That 250 million over the next few years is going to go to 500 million and we think we can grow our market share from 3% to 10%.

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Our target over time is to grow from 7 million users today to 50 million users in the future.

***

Important Information for Investors and Stockholders

This transcript relates to a proposed transaction between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”). In connection with the proposed transaction, Apex intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will also include a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in its Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC. Additional information will be available in the definitive proxy statement/prospectus when it becomes available.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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